UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2013
of
PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is
DUKE ENERGY CORPORATION, 550 South Tryon Street,
Charlotte, North Carolina 28202-1803

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

NOTE: All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation
Charlotte, North Carolina
We have audited the accompanying statement of net assets available for benefits of the Progress Energy 401(k) Savings & Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 18, 2014

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

(IN THOUSANDS)

	2013	2012
Assets

Investments, at fair value
Participant-directed investments	$—	$1,869,832
Receivables
Notes receivable from participants	—	40,501
Employer contributions	—	452

Total receivables	—	40,953

Net assets, at fair value	—	1,910,785

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(13,747)

Net assets available for benefits	$—	$1,897,038

See Notes to Financial Statements

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013

(IN THOUSANDS)

Additions to net income attributable to:

Investment income
Net appreciation in fair value of investments	$220,764
Interest and dividends	69,463

Total investment income	290,227

Interest income on notes receivable from participants	1,282

Contributions
Participants'	74,455
Employer's	38,540

Total contributions	112,995

Total additions	404,504

Deductions from net assets attributable to:
Benefits paid to participants	(224,959)
Administrative fees	(232)

Total deductions	(225,191)

Net increase prior to transfer	179,313

Transfer to Duke Energy Retirement Savings Plan	(2,076,351)

Net decrease	(1,897,038)

Net assets available for benefits, beginning of year	1,897,038

Net assets available for benefits, end of year	$—

See Notes to Financial Statements

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2013 and 2012

1. Description of the Plan
The following description of the Progress Energy 401(k) Savings & Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
Plan Merger
Effective at the close of business on December 31, 2013, the Plan was merged into the Duke Energy Retirement Savings Plan. Plan assets totaling approximately $2,076,351,000 were transferred to the Duke Energy Retirement Savings Plan on December 31, 2013. Employees participating in the Plan automatically became participants in the Duke Energy Retirement Savings Plan and are entitled to receive their vested account balances immediately after the merger that are equal to their vested account balances under the Plan immediately prior to the effective date of the merger.
General Information Regarding the Plan
The Plan was a qualified defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The purpose of the Plan was to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in Duke Energy Corporation (Duke Energy) and other investments. Effective July 2, 2012, Progress Energy, Inc. (Progress Energy) became a wholly owned subsidiary of Duke Energy.
Generally, individuals classified as nonbargaining regular, full-time, part-time or temporary employees of Carolina Power & Light Company k/n/a Duke Energy Progress, Inc., Florida Power Corporation k/n/a Duke Energy Florida, Inc., and Progress Energy Service Company, LLC (collectively, the Company) were eligible to participate in the Plan on their first day of employment. Participants were eligible for the Company’s matching contributions discussed below as soon as participation in the Plan began. If employees wished to participate in the Plan, they must have elected to do so and must have specified their level of savings and how their savings should have been allocated among the Plan’s investment options.
The Plan was administered by the Duke Energy Benefits Committee. The Plan was amended and restated effective November 1, 2011, to comply with various Internal Revenue Service (IRS) and Department of Labor regulatory requirements. The Plan was subsequently amended on June 21, 2012 and December 30, 2013. State Street Bank & Trust Company, N.A. (State Street or the Trustee) provides trustee services to the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) is the record keeper for the Plan.
Contributions
Participants were allowed to contribute up to 75% of their annual eligible earnings as defined by the amended Plan (subject to Internal Revenue Code (IRC) limitations). A participant's total before-tax and Roth contributions were limited by the IRC to $17,500 and $17,000 for 2013 and 2012, respectively. For 2013 and 2012, the IRC allowed participants age 50 or older to contribute up to an additional $5,500 over and above the IRC Roth and before-tax limits. Participants were also able to elect to contribute on an after-tax basis as defined in the Plan.
The Company’s matching contributions made to the Plan (the Automatic Company Match) were 100 percent of the first 6 percent of each participant’s Roth, before-tax and/or after-tax contributions.
Participant Accounts
Individual accounts were maintained for each Plan participant. Each participant’s account were credited with the participant’s contributions, the Company’s matching contributions and investment earnings and were charged with withdrawals, investment losses and an allocation of administrative expenses. The benefit to which a participant was entitled was the participant’s vested account balance net of any outstanding loan balance.
Investments
Participants directed the investment of their contributions into various investment options offered by the Plan. Prior to the Plan Merger (see above), the Plan offered approximately 20 mutual funds (including target date funds), one common collective trust fund, and the Duke Energy Common Stock Fund as investment options for participants. Company matching contributions were made based on participants’ investment elections.
Vesting
Participants were 100 percent vested in the contributions they made to the Plan, the investment earnings on such contributions, the Company matching contributions and the investment earnings from the Company matching contributions.

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Participant Loans
Actively employed participants were allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral was preserved as long as the principal and interest on the loan were repaid as due. The minimum loan available was $500. The maximum available loan amount was 50 percent of the participant’s vested account balance or $50,000, whichever was less. The loans were secured by the balance in the participant’s account and bore interest at rates commensurate with local prevailing rates at the time funds were borrowed as determined periodically by the Plan administrator. Principal and interest generally were paid through payroll deductions.
Payment of Benefits
Upon separation of service due to termination, disability or retirement, participants may have left their account balance within the Plan if their vested balance was greater than $1,000, elected to receive a lump-sum amount equal to the value of their account balance, elected to roll over a full account distribution, or selected from a menu of installment payment options. If termination of employment was due to death and the vested account was $5,000 or less, a lump-sum payment was made to the participant’s beneficiary as soon as administratively practicable.
Active participants were also eligible to apply for withdrawals, including: (i) hardship withdrawals from their before-tax account in accordance with Plan provisions; (ii) withdrawals from their rollover account (exclusive of Roth contributions) and after-tax account at any time in accordance with Plan provisions; and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.
Forfeited Accounts
Forfeited matching contributions may have been used by the Plan to pay Plan expenses or to reduce future matching contributions otherwise required from the Company. As of December 31, 2013, there were no forfeitures included in Plan assets. As of December 31, 2012, forfeitures of $181,838 were included in Plan assets. During the year ended December 31, 2013, the Company did not use funds from the forfeitures account to reduce Company matching contributions. The forfeited matching contributions were included in the Plan assets transfered to the Duke Energy Retirement Savings Plan on December 31, 2013 as part of the Plan's merger with the Duke Energy Retirement Savings Plan (see Plan Merger, above).
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments were stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds were valued at quoted market prices, which represented the net asset value of shares held by the Plan. Common collective trust funds with underlying investments in investment contracts were valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.
The Statements of Net Assets Available for Benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.
The Vanguard Retirement Savings Trust II Fund (the Fund) is a common collective trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan Management had no knowledge or intent that there would be the occurrence of events that would cause the Fund to transact at less than contract value. The adjustment from fair value to contract value related to the Fund is reflected in the financial statements.

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The yield earned by the contract for the years ended December 31, 2013 and 2012 was 1.98% and 2.22%, respectively. This represents the annualized earnings of all investments in the contract, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the contract.
The yield earned by the contract with an adjustment to reflect the actual interest rate credited to participants in the contract for the years ended December 31, 2013 and 2012 was 1.56% and 1.82%, respectively. This represents the annualized earnings credited to participants in the contract divided by the fair value of all investments in the contract.
The Duke Energy Common Stock Fund was comprised of shares of Duke Energy common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis. Duke Energy common stock was valued at its closing market price reported on the New York Stock Exchange.
Purchases and sales of investments were recorded on a trade-date basis. Interest income was accrued when earned. Dividend income was recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds and the common collective trust fund were deducted from income earned on a daily basis and were not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Capital gain distributions are included in dividend income. When the Company’s common stock was distributed to participants in settlement of their accounts, distributions were recorded at the value of shares distributed.
Notes Receivable From Participants
Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans were recorded as distributions in accordance with Plan provisions.
Administrative Expenses
Administrative expenses of the Plan were paid by the Plan in accordance with Plan provisions, except to the extent the Company elects to pay the expenses.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
3. Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurements require the use of market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.
GAAP also establishes a fair value hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reporting date. The three levels are defined as follows:
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.
Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.
Level 3 inputs: Unobservable inputs for the asset or liability. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.
As of December 31, 2013, there were no Plan investments (see Note 1, Plan Merger).
At December 31, 2012 the Plan’s investments classified within the fair value hierarchy were as follows (in thousands):

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2013 and 2012

	2012
	Total Fair Value	Level 1	Level 2	Level 3
Description
Duke Energy Common Stock Fund:
Duke Energy common stock	$596,970	$596,970	$—	$—
Cash/cash equivalents	4,254	4,254	—
Mutual funds
Domestic stock funds	482,457	482,457	—	—
International stock funds	87,524	87,524	—	—
Income funds	7,752	7,752	—	—
Bond funds	226,082	226,082	—	—
Target date funds*	191,722	191,722	—	—
Common collective trust funds	273,071	—	273,071	—

Total investments at fair value	$1,869,832	$1,596,761	$273,071	$—
* A target date fund gradually adjusts its asset allocation to be more conservative as the investment option approaches and moves beyond its target retirement dates. Generally, these investment options with later target retirement dates have a greater equity exposure and more risk than those with earlier target retirement dates.

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2013 and 2012

4. Investments
The following table summarizes the fair value of Plan investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Columbia Acorn Fund	$—	$138,207
Vanguard S&P 500 Index Fund	—	95,770
Vanguard Retirement Savings Trust II Fund	—	273,071
Duke Energy Common Stock Fund	—	601,224
PIMCO Total Return Bond Fund	—	226,082
During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

Duke Energy Common Stock Fund	$48,956
Mutual funds
Domestic stock funds	137,169
International stock funds	16,424
Income funds	173
Bond funds	(9,683)
Target date funds	27,723
Common collective trust funds	2

Net appreciation in fair value of investments	$220,764
5. Exempt Party-in-Interest Transactions
The Plan invested in shares of mutual funds managed by affiliates of Fidelity. Fidelity was the record keeper for the Plan and, therefore, these transactions qualified as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
Plan investments held at the end of the year include shares of money market funds managed by State Street. State Street was the trustee of the Plan and, therefore, these transactions qualified as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
As of December 31, 2013 and 2012, the Plan held no shares of Duke Energy common stock, the sponsoring employer (see Note 1, Plan Merger). As of December 31, 2012, the Plan held 9,356,889 shares of Duke Energy common stock with a cost basis of $421 million. During the year ended December 31, 2013, the Plan recognized $28.3 million of dividend income related to the Duke Energy Common Stock Fund. Transactions in the Duke Energy Common Stock Fund qualify as exempt party-in-interest transactions.
6. Federal Income Tax Status
The Plan obtained its latest determination letter on September 20, 2013, in which the IRS stated that the Plan and Trust, as then designed, is in compliance with the applicable requirements of the IRC. The Plan was restated and amended on November 1, 2011. The Plan administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.
Tax positions taken or expected to be taken in the course of preparing the Plan’s Annual Return/Report of Employee Benefit Plan, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review. The Plan is not currently under audit by any taxing jurisdictions. The Plan does not have any uncertain tax positions at December 31, 2013 or 2012 that require disclosure or accrual. Plan management believes it is no longer subject to income tax examination for years prior to 2010.

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2013 and 2012

7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 as of December 31, 2013 and 2012 (in thousands):

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$—	$1,897,038
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	13,747

Net assets per Form 5500	$—	$1,910,785
The following is a reconciliation of the Plan’s change in net assets available for benefits per the Plan financial statements to Form 5500 for the year ended December 31, 2013 (in thousands):

Increase in net assets available for benefits prior to transfers per financial statements	$179,313
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(13,747)
Increase in net income per Form 5500	$165,566

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Progress Energy 401(k) Savings & Stock Ownership Plan

Date: June 18, 2014	By:	/s/ Thomas Silinski
Thomas Silinski
Vice President, Human Resources Operations